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Black-ownedEmployee-owned
Eden Cafe

Coffee Shop

Grand Rapids, MI 49401
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Profile
Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 2× for the next $10,000 invested.
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THE PITCH
Eden Cafe is seeking investment to open our first location.
First LocationLease SecuredGenerating Revenue
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INVESTOR PERKS

Eden Cafe is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Free Mug Invest $500 or more to qualify. Unlimited available

Investors over $500 will receive a free mug for their help.

Free T-shirt Invest $1,000 or more to qualify. Unlimited available

Investors over $500 will receive a free t-shirt for their help.

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OUR MISSION

Eden in Hebrew means pleasure and delight. At Eden Cafe, we look to fill an open market segment by roasting our own delightful coffee, serving delicious lunch items along with local savory pastries in a modern, well designed cafe.

Our brands mission is to be a positive light in the community
4% of gross revenue will go to a targeted mission group each month
We are also partnering with World Vision to sponsor a child in a third world country.
Our modern & aesthetically pleasing environment will be inclusive to people of all backgrounds.
We will do all this and serve great tasting coffee, breakfast pastries, and paninis at an affordable price
Eden will be a place young adults come to do schoolwork.
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DESIGN
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LOCATION

We will be located in Grand Rapids, Michigan, on Bridge Street, across from the new apartment complex, Bridge Street Lofts.

One mile west is a heavy residential area.
We are close to Grand Valley PEW, Western Michigan, and Michigan State campuses.

We are near a bus stop and there is easy and convenient parking as well.

The aesthetic of the coffee shop will be industrial and rustic.

We will offer fast, reliable WiFi, contemporary music.

The space will have natural warm colors and exposed brick.

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TARGET MARKET

The population of Grand Rapids is 201,004. 4,491.1 people per square mile. We are looking to cover at LEAST 3 miles. (expecting more from students to get coffee and do school work) 4,491 multiplied by 3 miles equals 13,473. Eden is expecting to reach the age demographic of 18 to 64, which is 65% of Grand Rapids. 13,473 multiplied by 65% equals 8,757.

Using a three mile radius, Eden's number of main customers, yet not limited to, are 8,757 people!

Eden needs 2% of that number of customers to hit the quota of 175 cups of coffee sold a day!

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EDEN'S PITCH

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THE TEAM

Emmitt Bronkema

Owner

Fredric Speed

Owner

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment $12,500

Lease Down Payment $5,000

Cash Reserve $7,880

Mainvest Compensation $1,620

Total $27,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $354,255 $389,681 $416,958 $437,805 $450,938

Cost of Goods Sold $98,934 $108,827 $116,444 $122,265 $125,932

Gross Profit $255,321 $280,854 $300,514 $315,540 $325,006

EXPENSES

Rent $45,000 $46,125 $47,278 $48,459 $49,670

Utilities $2,160 $2,214 $2,269 $2,325 $2,383

Salaries $101,973 $112,170 $120,021 $126,021 $129,801

Insurance $1,300 $1,332 $1,365 $1,399 $1,433

Advertising $3,600 $3,690 $3,782 $3,876 $3,972

Maintenance $11,065 $11,341 $11,624 $11,914 $12,211

Meeting Expenses $150 $153 $156 $159 $162

Office Supplies $250 $256 $262 $268 $274

Mission Fund $10,610 $10,875 $11,146 $11,424 $11,709

Technology $600 $615 $630 $645 $661

Website $360 $369 $378 $387 $396

Waste Management Dumpster $1,040 $1,066 $1,092 $1,119 $1,146

Sam's Club $108 $110 $112 $114 $116

Operating Profit $77,105 $90,538 $100,399 $107,430 $111,072

This information is provided by Eden Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Eden Cafe Official Proposal.pdf

Yearly Projections.pdf

Investment Round Status

Target Raise $27,000

Maximum Raise $40,000

Amount Invested $0

Investors 0

Investment Round Ends April 29th, 2022

Summary of Terms

Legal Business Name Eden Cafe LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

2×

Investment Multiple 1.8×

Business's Revenue Share 3%-4.4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1st, 2027

Financial Condition

Forecasted milestones

Eden cafe forecasts the following milestones:

Secure lease in Grand Rapids by April 2022.

Begin renovations by April of 2022.

Begin Interviewing for Baristas by May 2022

Opening Day in June of 2022

No operating history

Eden cafe was established in December 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other challenges

Eden cafe has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

The down season of coffee sales.

January, February, and March will be our low months for sales.

Other coffee shops.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Eden cafe to make the payments you expect, and ultimately to give you your money back, depends on a number of factors that we have accounted for but can fluctuate.

Limited Services

Eden cafe operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Eden cafe competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Eden cafe's core business or the inability to compete successfully against them other competitors could negatively affect Eden cafe's financial performance.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon researched assumption of stable economic conditions and other various researched assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Eden cafe and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Eden cafe is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Eden cafe might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Eden cafe is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Eden cafe

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Eden cafe's financial performance or ability to continue to operate. In the event Eden cafe ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Eden cafe nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Eden cafe will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Eden cafe is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Eden cafe will carry some insurance, Eden cafe may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Eden cafe could incur an uninsured loss that could damage its business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Eden cafe's management will coincide: you both want Eden cafe to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Eden cafe to act conservatively to make sure they are best equipped to repay the Note obligations, while Eden cafe might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Eden cafe needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Eden cafe or management), which is responsible for monitoring Eden cafe's compliance with the law. Eden cafe will not be required to implement these and other investor protections.

You Have a Limited Upside

When Eden Cafe is sucessful you will recieve $1,718 a month, which is $5154 quarterly. You cannot receive more than that even if Eden cafe is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, Eden is a new cafe in the area. This is the major down fall especially in the coffee shop buisness and in the area because word of mouth is imporant. While we belive we will offer a full coffee experience we need to catch peoples' eyes right away. If Eden cafe fails to do so, it will impact our revenue.

Payments and Returns

Because your payments are based on the revenue of Eden cafe, and the revenue of Eden cafe can go up or down (or even disappear altogether) unpredictably. We accounted for this so even in our low months we will be able to repay our investors.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Eden cafe to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. With the services we supply COVID-19 restrictions should not shut us down.

This information is provided by Eden Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

Eden Cafe isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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